Edward C. Lawrence
(207) 228-7182 direct
elawrence@bernsteinshur.com

May 27, 2020

Ms. Megan Miller

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	ABS Long/Short Strategies Fund; File No. 811-23079

Dear Ms. Miller:

On July 5, 2019, ABS Long/Short Strategies Fund (the “Fund”) filed its annual report on Form N-CSR for the period ending April 30, 2019 (the “Annual Report”), accession number 0001398344-19-011604.

Following below is a summary of the comments provided by you on April 30, 2020 regarding the Annual Report and the Fund’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Annual Report.

1.         COMMENT: In the financial highlights, please include disclosure that the ratios do not include investment income and expenses of the underlying fund in which it invests as required by Investment Company Audit Guide 7.179(c).

RESPONSE: In future shareholder reports, the Fund will include disclosure that the ratios do not include investment income and expenses of the underlying fund in which it invests as required by Investment Company Audit Guide 7.179(c).

2.         COMMENT: Please explain how the Fund met the disclosure requirements shown in ASC 820-10-55-107.

RESPONSE: To ensure that the Fund meets the disclosure requirements shown in ASC 820-10-55-107, in future annual reports, the Fund will add the following language (or substantially similar language) to the Notes to the Financial Statements:

May 27, 2020

Investment Strategies.

To achieve its investment objective, the Fund, under normal circumstances, invests its assets pursuant to equity long/short strategies through investments in private investment vehicles or “hedge funds” (“Portfolio Funds”).

Generally, the equity long/short strategies employed by the Portfolio Funds involve taking long and short positions in the equity securities (or the equivalent thereof) of U.S. and foreign issuers. These long and short positions are created by purchasing and selling short specific equity securities or groups of equity securities.

The Portfolio Funds may utilize a variety of investment approaches and techniques to implement their long/short equity strategies. The Portfolio Funds, for example, may construct long and short portions based upon the following strategies: (1) a mispricing of equity securities relative to each other or relative to historic norms; (2) the effect of events on different equity securities; (3) perceived valuations of equity securities (e.g., whether an issuer is overvalued or undervalued); and/or (4) the effect of global economic and political changes on the prices of equity securities (collectively, “Long/Short Equity Strategies”). The Portfolio Funds may utilize a variety of investment styles (e.g. growth/value, small cap/large cap) and focus on specific sectors, regions (e.g. U.S., emerging markets, global) and asset classes (e.g. common stocks, preferred stocks and convertible securities) to implement the Long/Short Equity Strategies. The Portfolio Funds in the aggregate will provide the Fund with market exposure that may be net short or net long.

While it is anticipated that the Portfolio Funds will primarily invest in publicly traded U.S. and foreign common stocks, Portfolio Funds may also use other equity securities such as preferred stock, convertible securities and warrants to implement their equity long/short strategies.

A Portfolio Fund may also invest in fixed income securities such as corporate debt obligations, government securities, municipal securities, financial institution obligations, mortgage-related securities, asset-backed securities and zero-coupon securities issued by U.S. issuers and similar securities issued by foreign issuers (collectively, “Fixed Income Securities”) on an opportunistic basis. It is expected that the Portfolio Funds may apply techniques similar to the Long/Short Equity Strategy to implement long/short positions in Fixed Income Securities.

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May 27, 2020

Thank you for your comments to the Annual Report. These comments have been very helpful. Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence